Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

May 1, 2009	For Immediate Release

NEWS RELEASE

GREAT PANTHER SUPPORTS MEXICAN GOVERNMENT DIRECTIVE

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) (the “Company”) announces that it is supporting the order from the Health Secretary of Mexico, by closing its 100% owned silver mines in Guanajuato and Topia for the five days May 1 to 5, inclusive. Both mines are scheduled to resume normal operations on May 6.

The government order, announced yesterday, dictates that private industries that are non-essential in dealing directly with the H1N1 Influenza A virus, or in providing necessary community services, should be closed for this five-day period to encourage people to stay home and prevent the further spread of the flu. Great Panther places the safety of its workers above all else and, being respectful of the Mexican Government’s efforts to deal with the current difficulties, has ceased work as of today with the intention of recommencing next Wednesday.

Given that today is a public holiday in Mexico and the five-day period falls on a weekend, there will only be three days of lost production, which will be made up in the coming weeks. The mining shortfall will be made up by working extra shifts and both plants have excess capacity with which to process the additional ore. As such, the Company is not expecting any effect on its targeted production for the quarter. Site security will be maintained at both mines.

“It is our responsibility to do all we can to ensure the continued health and safety of our personnel and their families”, said President & CEO Robert Archer today. “Fortunately, both mines are ahead of target for the quarter and we will make up this temporary shortfall in due course.”

For further information please visit the Company's website www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

Robert A. Archer,
President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.